May 12, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Embrace Change Acquisition Corp.

Registration Statement on Form S-1

File No. 333-258221

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on May 11, 2022, in which we, as representative of the several underwriters of Embrace Change Acquisition Corp.’s proposed initial public offering of units, joined Embrace Change Acquisition Corp.’s request for acceleration of the effective date of the above-referenced Registration Statement for Friday, May 13, 2022, at 4:05 p.m. Eastern Time. Embrace Change Acquisition Corp. is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

EF HUTTON, DIVISION OF

BENCHMARK INVESTMENTS, LLC

As representative of the

several Underwriters

EF HUTTON, DIVISION OF
BENCHMARK INVESTMENTS, LLC

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal